Exhibit (a)(5)(iii)

The following is an excerpt from a transcript of a presentation held by Equitable on February 24, 2025

Robin Raju – Chief Financial Officer

Now I will spend a minute reviewing the terms of the tender offer for units of AllianceBernstein Holding, which are outlined on slide 11.

•	We announced the tender this morning and are offering to purchase up to $1.8 billion of AB Holdings at a premium to Friday’s close.

•	If the tender is fully subscribed, it will increase our ownership in AB to approximately 75%.

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The tender offer will be open for 20 business days. It will close before the reinsurance transaction, so we will fund it by using excess holding company cash and a $500 million bridge loan from Barclays.

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While we are very excited that this reinsurance transaction provides us with an opportunity to increase our ownership stake in AB, we will be price sensitive. If we don’t receive the full amount of units we’re seeking, we have alternate uses for the freed capital, including a combination of additional share repurchases and debt repayment.

•	I also want to reiterate Mark’s comment that we have no plans to take AB private.

Additional Information and Where to Find It

This communication is provided for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that will be filed with the SEC, including among other materials, a tender offer statement on Schedule TO containing an Offer to Purchase, the related Letter of Transmittal and other materials relating to the tender offer. AB Unitholders are urged to read carefully and in their entirety the information in the Offer to Purchase and in the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the tender offer, because they will contain important information that unitholders should consider before making any decision regarding the tender offer. The Offer to Purchase and related Letter of Transmittal will be made available free of charge on the SEC’s website at www.sec.gov.